Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Bank
in	6M13	2012	2011	2010	2009		2008
Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,353	1,973	2,501	6,536	7,771		(15,561)
Income/(loss) from equity method investments	(60)	(146)	(134)	(148)	(31)		98
Pre-tax earnings/(loss) from continuing operations	3,293	1,827	2,367	6,388	7,740		(15,463)
Fixed charges:
Interest expense	6,494	14,742	16,423	18,795	18,148		39,286
Interest portion of rentals [1]	308	635	587	584	572		559
Preferred dividend requirements	114	231	216	162	131		60
Total fixed charges	6,916	15,608	17,226	19,541	18,851		39,905
Pre-tax earnings before fixed charges	10,209	17,435	19,593	25,929	26,591		24,442
Noncontrolling interests	535	(600)	901	802	(697)		(3,379)
Earnings before fixed charges and provision for income taxes	9,674	18,035	18,692	25,127	27,288		27,821

Ratio of earnings to fixed charges	1.40	1.16	1.09	1.29	1.45	[2]	0.70	[2]
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.
2 The coverage deficiency was CHF 12,084 million for the year ended December 31, 2008.

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